Exhibit 99.4

QUICKTAKE: GROWTH DRIVE FOR ABBOTT Abbott’s shares gained 3.2% after the company posted 16% y-o-y growth in May sales, ahead of sector’s 11%. Its outlook is strong given its presence in fast-growing areas, and the return of industry growth to double-digits TSI VARROC P11 ENGG HAS ENGINES SEVERALGROWTH BUT VALUATIONS AWORRY Regulator’s omnibus move boon fordomestic brokers Normstomovestocks underASMgetstricter Sebi, exchanges’ move likely to bring more stocks under surveillance SHRIMI CHOUDHARY Mumbai, 25 June In a bid to further improve the risk management system, the Securities and Exchange Board of India (Sebi) and bourses have tightened rules for putting stocks under the ‘additional surveillance mechanism’. The new rules also consider a stock’s valuation, price to earnings ratio, client concentration and gyration in the price, over a period of one month and one year. Market experts said the new criteria could result in ASM being imposed in more stocks. Stocks under ASM are allowed to trade only in a five per cent band and leveraging is barred. A few weeks ago, the NSE and BSE had moved 109 stocks to ASM following which some stocks had seen a huge correction in their prices. The new criteria for ASM was set following a joint meeting of exchanges, Sebi and clearing corporations. The newrules also considera stock’s valuation—price to earnings ratio, client concentration and gyration in the stock price over a period of one month and one year Interestingly, the new ASM rules exclude public sector enterprises (PSUs) and public sector banks. Accordong to the new rule, while calculating client margins, a possible rise in the security will also be considered. Until now, the margin was calculated assuming a potential 20 per cent fall in the security and possible loss arising due to such fall. ASM calculation will also involve a potential rally of 17.74 per cent in the index. The new ASM framework will be reviewed every two months, based on parameters such as number of price band hits, close-to-close price variation, price to earnings (P/E) ratio and high-low price variation. Further, selection under the ASM framework will include stocks where the high-low price variation is 200 three months and concentration of top 25 clients in the last three months is 30 per cent or more. Also, it includes scrips where the close-to-close price variation in the last 30 trading days is 100 per cent or more and P/E is negative. Furthermore, a stock with a closing price variation in 365 days of more than 100 per cent and high-low variation of 200 per cent or more during the period, market cap of over Rs 5 million and high-low variation in 90 trading days of over 50 per cent, will be the part of the new ASM. After a month, scrips with P/E ratio greater than 100 will be placed in the trade-for-trade segment. “Scrips having P/E ratio of less than 10 will be moved out of the ASM framework and closing price will become the base price for subsequent reviews,” the circular issued by exchanges said. According to exchanges, the rules will not be applicable to stocks that are already under the so-called graded surveillance measure (GSM). The exchange will soon come out with the effective date for implementation of the new surveillance mechanism. P-noteinvestmentsslumptonine-yearlow PRESS TRUST OF INDIA New Delhi, 25 June Investmentsthroughparticipa-tory notes into Indian capital markets plunged to over 9-year lowofmorethan~930billionat the end of May amid stringent normsputinplacebytheSebito check the misuse of these instruments. P-notes are issued by regis-teredforeignportfolioinvestors (FPIs)tooverseasinvestorswho wish to be part of the Indian stock markets without registering themselves directly. They, however, need to go through a proper due diligence process. According to the Sebi data, the total value of P-note investments in Indian markets —equity, debt, and derivatives —slumped to a low of ~934.97 billion at May-end from ~1002.45 billion in the end of April. Prior to that, the figure was ~1,064.03 billion. This is the lowest level since April 2009, when the cumulative value of such investments stood at ~723.14 billion. Of the total investments made last month,P-noteholdingsinequi-ties were at ~704.42 billion and the remaining in debt and derivatives markets. Besides,thequantumofFPI investments via P-notes dropped to 2.9 per cent during the period under review from 3 per cent in the preceding month. P-note investments wereonadeclinesinceJunelast year and hit an over eight-year low in September. However, these investments rose slightly in October but fell again in November and the trend continued till May this year. The decline could be attributed to several measures taken the misuse of the controversy-ridden participatory notes. In July 2017, Sebi had noti-fiedstricternormsstipulatinga fee of $1,000 on each instrument to check any misuse for channelising black money. It had also prohibited FPIs from issuing such notes where the underlying asset is a derivative, exceptthosewhichareusedfor hedging purposes. STEEP DECLINE Notional value of PNs on equity, debt & derivatives* ~/billion *Figures compiled based on reports submitted by FPIs/deemed FPIs issuing ODIs Source: NSDL Compiled by BS Research Bureau Sensexdeclines amidglobalrisks BLOOMBERG Mumbai, 25 June The benchmark equity index declined on Monday, as global risk aversion kept the market volatile ahead of the expiry of monthly derivatives contracts later this week. TheS&PBSESensexfell0.6 percentto35,470.35attheclose in Mumbai, with Tata Motors and ICICI Bank the worst performers.Agaugeofstock-mar-ketvolatilityrosetothehighest levelinfiveweeks.Seventeenof 19 industry sub-indexes compiled by BSE declined, led by measuresofindustrialsandoil & gas companies. “Global uncertainty continues to impact India,” said A K Prabhakar, head of research at IDBI Capital Market Services. “This being the week of derivative contract expiry, we’re likely to see rangebound trade.” Derivatives contracts expire on the last Thursday of every month in India. Recent selling in NSE Nifty 50 Index 10,800 puts indicate upside can be expected if the measure holds above 10,800 before the expiry, according to ICICI Securities. The US Treasury Department is planning to heighten scrutiny of Chinese investments in sensitive US industries under an emergency law, putting Washington’s trade war with Beijing on a potentially irreversible course. Under the plan, the White House would declare China’s investment in US companies involved in technologies such as new-energy vehicles, robotics and aerospace a threat to economic and national security, according to eight people familiar with the plans. Tata m-cap Motors drops shares by ~52. slip 836%; bn PRESS TRUST OF INDIA New Delhi, 25 June SharesofTataMotorsslumped over 6 per cent on Monday, wiping out ~52.83 billion from itsmarketvaluationamidcon-cerns over auto tariff threat by theUS.Thestockdropped5.94 per cent to settle at 289.85 on BSE. During the day, it tanked 6.53 per cent to ~288. On NSE, sharesofthecompanyplunged 6.31percenttocloseat~288.55. Led by the sharp fall in the stock, the company’s market valuation tumbled ~52.83 billion to ~836.89 billion. The stock was the worst hit among blue chips on both key indices. In terms of equity volume, 13.75 lakh shares of the company were traded on BSE and over 10 million shares changedhandsonNSEduring the day. US President Donald TrumponFridaythreatenedto slap a 20 per cent duty on all cars imported from Europe unless the European Union removed its trade barriers and tariffs on dozens of American products which took effect. Meanwhile, Tata Motors-owned Jaguar Land Rover has lined up investment worth Ł13.5billioninnextthreeyears. THE COMPASS Sentimentto stay weak in cementsector Investors staying away from hospital stocks [Graphic Appears Here] QUICKTAKE: GROWTH DRIVE FOR ABBOTT Abbott’s shares gained 3.2% after the company posted 16% y-o-y growth in May sales, ahead of sector’s 11%. Its outlook is strong given its presence in fast-growing areas, and the return of industry growth to double-digits TSI VARROC P11 ENGG HAS ENGINES SEVERALGROWTH BUT VALUATIONS AWORRY Regulator’s omnibus move boon fordomestic brokers Normstomovestocks underASMgetstricter Sebi, exchanges’ move likely to bring more stocks under surveillance SHRIMI CHOUDHARY Mumbai, 25 June In a bid to further improve the risk management system, the Securities and Exchange Board of India (Sebi) and bourses have tightened rules for putting stocks under the ‘additional surveillance mechanism’. The new rules also consider a stock’s valuation, price to earnings ratio, client concentration and gyration in the price, over a period of one month and one year. Market experts said the new criteria could result in ASM being imposed in more stocks. Stocks under ASM are allowed to trade only in a five per cent band and leveraging is barred. A few weeks ago, the NSE and BSE had moved 109 stocks to ASM following which some stocks had seen a huge correction in their prices. The new criteria for ASM was set following a joint meeting of exchanges, Sebi and clearing corporations. The newrules also considera stock’s valuation—price to earnings ratio, client concentration and gyration in the stock price over a period of one month and one year Interestingly, the new ASM rules exclude public sector enterprises (PSUs) and public sec tor banks. Accordong to the new rule, while calculating client margins, a possible rise in the security will also be considered. Until now, the margin was calculated assuming a potential 20 per cent fall in the security and possible loss arising due to such fall. ASM calculation will also involve a potential rally of 17.74 per cent in the index. The new ASM framework will be reviewed every two months, based on parameters such as number of price band hits, close-to-close price variation, price to earnings (P/E) ratio and high-low price variation. Further, selection under the ASM framework will include stocks where the high-low price variation is 200 three months and concentration of top 25 clients in the last three months is 30 per cent or more. Also, it includes scrips where the close-to-close price variation in the last 30 trading days is 100 per cent or more and P/E is negative. Furthermore, a stock with a closing price variation in 365 days of more than 100 per cent and high-low variation of 200 per cent or more during the period, market cap of over Rs 5 million and high-low variation in 90 trading days of over 50 per cent, will be the part of the new ASM. After a month, scrips with P/E ratio greater than 100 will be placed in the trade-for-trade segment. “Scrips having P/E ratio of less than 10 will be moved out of the ASM framework and closing price will become the base price for subsequent reviews,” the circular issued by exchanges said. According to exchanges, the rules will not be applicable to stocks that are already under the so-called graded surveillance measure (GSM). The exchange will soon come out with the effective date for implementation of the new surveillance mechanism. P-noteinvestmentsslumptonine-yearlow PRESS TRUST OF INDIA New Delhi, 25 June Investmentsthroughparticipa-tory notes into Indian capital markets plunged to over 9-year lowofmorethan~930billionat the end of May amid stringent normsputinplacebytheSebito check the misuse of these instruments. P-notes are issued by regis-teredforeignportfolioinvestors (FPIs)tooverseasinvestorswho wish to be part of the Indian stock markets without registering themselves directly. They, however, need to go through a proper due diligence process. According to the Sebi data, the total value of P-note investments in Indian markets —equity, debt, and derivatives —slumped to a low of ~934.97 billion at May-end from ~1002.45 billion in the end of April. Prior to that, the figure was ~1,064.03 billion. This is the lowest level since April 2009, when the cumulative value of such investments stood at ~723.14 billion. Of the total investments made last month,P-noteholdingsinequi-ties were at ~704.42 billion and the remaining in debt and derivatives markets. Besides,thequantumofFPI investments via P-notes dropped to 2.9 per cent during the period under review from 3 per cent in the preceding month. P-note investments wereonadeclinesinceJunelast year and hit an over eight-year low in September. However, these investments rose slightly in October but fell again in November and the trend continued till May this year. The decline could be attributed to several measures taken the misuse of the controversy-ridden participatory notes. In July 2017, Sebi had noti-fiedstricternormsstipulatinga fee of $1,000 on each instrument to check any misuse for channelising black money. It had also prohibited FPIs from issuing such notes where the underlying asset is a derivative, exceptthosewhichareusedfor hedging purposes. STEEP DECLINE Notional value of PNs on equity, debt & derivatives* ~/billion *Figures compiled based on reports submitted by FPIs/deemed FPIs issuing ODIs Source: NSDL Compiled by BS Research Bureau Sensexdeclines amidglobalrisks BLOOMBERG Mumbai, 25 June The benchmark equity index declined on Monday, as global risk aversion kept the market volatile ahead of the expiry of monthly derivatives contracts later this week. TheS&PBSESensexfell0.6 percentto35,470.35attheclose in Mumbai, with Tata Motors and ICICI Bank the worst performers.Agaugeofstock-mar-ketvolatilityrosetothehighest levelinfiveweeks.Seventeenof 19 industry sub-indexes compiled by BSE declined, led by measuresofindustrialsandoil & gas companies. “Global uncertainty continues to impact India,” said A K Prabhakar, head of research at IDBI Capital Market Services. “This being the week of derivative contract expiry, we’re likely to see rangebound trade.” Derivatives contracts expire on the last Thursday of every month in India. Recent selling in NSE Nifty 50 Index 10,800 puts indicate upside can be expected if the measure holds above 10,800 before the expiry, according to ICICI Securities. The US Treasury Department is planning to heighten scrutiny of Chinese investments in sensitive US industries under an emergency law, putting Washington’s trade war with Beijing on a potentially irreversible course. Under the plan, the White House would declare China’s investment in US companies involved in technologies such as new-energy vehicles, robotics and aerospace a threat to economic and national security, according to eight people familiar with the plans. Tata m-cap Motors drops shares by ~52. slip 836%; bn PRESS TRUST OF INDIA New Delhi, 25 June SharesofTataMotorsslumped over 6 per cent on Monday, wiping out ~52.83 billion from itsmarketvaluationamidcon-cerns over auto tariff threat by theUS.Thestockdropped5.94 per cent to settle at 289.85 on BSE. During the day, it tanked 6.53 per cent to ~288. On NSE, sharesofthecompanyplunged 6.31percenttocloseat~288.55. Led by the sharp fall in the stock, the company’s market valuation tumbled ~52.83 billion to ~836.89 billion. The stock was the worst hit among blue chips on both key indices. In terms of equity volume, 13.75 lakh shares of the company were traded on BSE and over 10 million shares changedhandsonNSEduring the day. US President Donald TrumponFridaythreatenedto slap a 20 per cent duty on all cars imported from Europe unless the European Union removed its trade barriers and tariffs on dozens of American products which took effect. Meanwhile, Tata Motors-owned Jaguar Land Rover has lined up investment worth Ł13.5billioninnextthreeyears. THE COMPASS Sentimentto stay weak in cementsector Investors staying away from hospital stocks